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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35891

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/07** (MM/DD/YY) AND ENDING **12/31/07** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Starmont Capital Limited**

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

609 East Post Road S.E.
(No. and street)

Cedar Rapids (City) **Iowa** (State) **52403** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael G. Seyfer **319-363-4336**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

101 West 2nd Street (Address) **Davenport** (City) **Iowa** (State) **52801** (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

STARMONT CAPITAL LIMITED

Table of Contents

This report ** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Subordinated Liabilities or Claims of General Creditors (not applicable).
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1.
- ☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3.
- ☒ Statement Pursuant to Rule 17a-5(d)(4)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (not required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (not required).
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Michael G. Seyfer, affirm that, to the best of my knowledge and belief the accompanying financial statement and supplemental schedules pertaining to the firm of Starmont Capital Limited, for the year ended December 31, 2007, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Michael G Seyfer

President

Notary Public

RENEE L. STRIBLING
Commission Number 744695
My Commission Expires
January 9, 2010

STARMONT CAPITAL LIMITED

TABLE OF CONTENTS

Deloitte.

Deloitte & Touche LLP
101 West Second St
Davenport, IA 52801
USA

Tel: +1 563 322 4415
Fax: +1 563 445 9600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Starmont Capital Limited
Cedar Rapids, Iowa

We have audited the accompanying financial statements of Starmont Capital Limited (the "Company"), a wholly-owned subsidiary of Starmont Corporation, for the year ended December 31, 2007 listed in the table of contents, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of the Company as of December 31, 2007 listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 25, 2008

STARMONT CAPITAL LIMITED

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$ 46,085
Deposit with clearing broker	25,000
Marketable securities owned at market value (cost - $156,250)	213,120
Furniture and equipment - at cost, less accumulated depreciation of $12,097	193
Other assets	84
Total assets	$ 284,482

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Accrued expenses	$ 26,180
Deferred tax liability	11,387
Total liabilities	37,567
STOCKHOLDER'S EQUITY:	
Common stock, $0.01 par value; 100,000 shares authorized, 1,000 shares issued and outstanding	10
Additional paid-in capital	107,055
Retained earnings	139,850
Total stockholder's equity	246,915
	$ 284,482

See notes to financial statements.

STARMONT CAPITAL LIMITED

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES:	
Investment advisory fees	$ 16,650
Commissions	10,745
Interest and dividends	8,153
Net appreciation of investments	24,000
Other income	35,000
Total revenues	94,548
EXPENSES:	
Floor brokerage, exchange and clearance fees	3,915
Communications and data processing	2,786
Other general and administrative expenses	40,119
Total expenses	46,820
INCOME BEFORE INCOME TAXES	47,728
PROVISION FOR INCOME TAXES	2,757
NET INCOME	$ 44,971

See notes to financial statements.

STARMONT CAPITAL LIMITED

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2007

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
BALANCE AT JANUARY 1, 2007	$ 10	$ 107,055	$ 91,834	$ 198,899
Net income			44,971	44,971
Contribution from Parent company - net			3,045	3,045
BALANCE AT DECEMBER 31, 2007	$ 10	$ 107,055	$ 139,850	$ 246,915

See notes to financial statements.

STARMONT CAPITAL LIMITED

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2007

OPERATING ACTIVITIES:	
Net income	$ 44,971
Adjustments to reconcile net income to net cash provided by operating activities:	
Net appreciation of investments	(24,000)
Depreciation and amortization	89
Deferred taxes	(1,788)
Noncash contribution from Parent for income taxes	3,045
Changes in operating assets and liabilities:	
Other assets	115
Accrued expenses	1,252
Net cash flows from operating activities	23,684
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	22,401
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 46,085
SUPPLEMENTAL DISCLOSURES:	
Cash paid to Parent during the year for income taxes	$ 1,500

See notes to financial statements.

1. ORGANIZATION AND NATURE OF BUSINESS

Starmont Capital Limited (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was incorporated in December 1984 and commenced operations as a registered broker-dealer in May 1986 and is a wholly owned subsidiary of Starmont Corporation (the "Parent"). The Company conducts operations in Iowa.

2. SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions – The Company does not hold customer accounts and clears all customer transactions through another broker-dealer on a fully disclosed basis.

Marketable securities are valued at market value. Realized gains and losses are recognized using the specific identification method. The change in unrealized appreciation and depreciation on investments is included as net appreciation of investments in the statement of operations. The Company's investment in common stock at December 31, 2007 consists of 8,000 shares of Schering-Plough Corp. with a market value of $213,120.

Commissions – Commissions and related clearing expenses are recorded on a settlement-date basis which is not materially different from a trade date basis.

Investment Advisory Fees – Investment advisory fees are recognized as earned.

Cash Equivalents – The Company considers all highly liquid investments, with original maturities of less than ninety days when purchased, to be cash equivalents. Beginning cash and cash equivalents in the statement of cash flows has been corrected from $47,401 to $22,401. The correction of $25,000 relates to a clearing broker deposit that was previously reflected as a cash equivalent.

Compliance Costs – Costs related to regulatory compliance are accrued in the year they are incurred.

Deferred Taxes – Deferred income taxes are provided to reflect the net tax effect of the temporary difference between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes. Changes in the carrying amounts of deferred tax assets and liabilities, generally related to the unrealized appreciation or depreciation of investments in common stock from period to period, are reflected in the statement of operations.

Other Income – Other income represents a $35,000 payment from FINRA. This payment was received as the result of the 2007 merger of the National Association of Securities Dealers and the New York Stock Exchange's regulatory operations.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $185,760, which was $85,760 in excess of its required net capital of $100,000 and the Company's indebtedness to net capital ratio was .20 to 1.

4. INCOME TAXES

The Company is included in the consolidated income tax return filed by the Parent. Income taxes are calculated as if the Company filed a separate tax return. The current and deferred portions of the income tax expense included in the statement of operations are as follows:

	Current	Deferred	Total
Federal	$ 3,261	$ (1,565)	$ 1,696
State	1,284	(223)	1,061
	$ 4,545	$ (1,788)	$ 2,757

The Company's deferred tax liability consists of the tax effects of temporary differences related to the following:

Net unrealized appreciation of investments	$ 11,374
Furniture and equipment	13
	$ 11,387

The Company's effective tax rate is lower than the federal statutory rate of 35% primarily due to the federal graduated rate structure.

5. RELATED PARTY TRANSACTIONS

The Company utilizes office space in the Parent's building without charge.

The Company's president and only employee served the Company without compensation during the year ended December 31, 2007.

6. COMMITMENTS AND CONTINGENCIES

The Company has provided a guarantee to its clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, management believes the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no amounts are recorded on the statement of financial condition for these contingent liabilities.

7. SUBSEQUENT EVENT

On January 23, 2008 the Company sold its position of 8,000 shares of Schering-Plough Corp. common stock to Starmont Corporation for $156,250.

* * * * *

Supplemental Information

STARMONT CAPITAL LIMITED

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition	$ 246,915
2.	Deduct ownership equity not allowable for Net Capital	
3.	Total ownership equity qualified for Net Capital	246,915
4.	Add:	
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital	
	B. Other (deductions) or allowable credits	
5.	Total capital and allowable subordinated liabilities	246,915
6.	Deductions and/or charges:	
	A. Total nonallowable assets from Statement of Financial Condition (equipment and other assets)	(277)
	B. Secured demand note deficiency	
	C. Commodity futures contracts and spot commodities - proprietary capital charges	
	D. Other deductions and/or charges (deferred tax asset)	
7.	Other additions and/or allowable credits	
8.	Net capital before haircuts on securities positions	246,638
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):	
	A. Contractual securities commitments	
	B. Subordinated securities borrowings	
	C. Trading and investment securities:	
	1. Exempted securities	
	2. Debt securities	
	3. Options	
	4. Other securities	(32,610)
	D. Undue concentration	(28,268)
	E. Other	
10.	Net capital	$ 185,760

(Continued)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2007 (CONTINUED)

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT
PART A

11.	Minimum net capital required (6-2/3% of line 19)	$ 2,504
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	100,000
13.	Net capital requirement (greater of line 11 or 12)	100,000
14.	Excess net capital (line 10 less 13)	85,760
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	182,003

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total liabilities from Statement of Financial Condition	37,567
17.	Add:	
	A. Drafts for immediate credit	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	
	C. Other unrecorded amounts	
19.	Total aggregate indebtedness	37,567
20.	Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)	20 %
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker-dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities which were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material nonallowable assets.

STARMONT CAPITAL LIMITED

STATEMENT PURSUANT TO RULE 17a-5(d)(4)
DECEMBER 31, 2007

There are no differences between the audited Computation of Net Capital included in this report and the corresponding schedules included in the Company's unaudited December 31, 2007 Part IIA FOCUS filed on January 25, 2008.

STARMONT CAPITAL LIMITED

STATEMENT RELATING TO COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2007

EXEMPTIVE PROVISION

25. If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an X:

A.	(k)(1) - Limited business (mutual funds and/or variable annuities only)	
B.	(k)(2)(I) - "Special Account for the Exclusive Benefit of Customers" maintained	
C.	(k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm **Bank of New York Mellon Securities Group Company**	X
D.	(k)(3) - Exempted by order of the Commission	

Deloitte.

Deloitte & Touche LLP
Northwest Bank Bldg.
101 West Second Street
Davenport, IA 52801-1813
USA

Tel: +1 563 322 4415
Fax: +1 563 445 9600
www.deloitte.com

January 25, 2008

To the Stockholder of
Starmont Capital Limited
Cedar Rapids, Iowa

In planning and performing our audit of the financial statements of Starmont Capital Limited (the "Company"), a wholly-owned subsidiary of Starmont Corporation, as of and for the year ended December 31, 2007 (on which we issued our report dated January 25, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholder, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END